ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 31, 2014

SouthernSun U.S. Equity Fund

c/o Northern Lights Fund Trust

17605 Wright Street

Omaha, Nebraska 68154

SouthernSun U.S. Equity Fund

c/o Managers AMG Funds

800 Connecticut Avenue

Norwalk, Connecticut 06854

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated March 28, 2014, by and between Managers AMG Funds (the “New Trust”), a Massachusetts business trust, on behalf of one of its series, SouthernSun U.S. Equity Fund (the “New Fund”), and one of its other series, Northern Lights Fund Trust (the “Existing Trust”), a Delaware statutory trust, on behalf of one of its series, SouthernSun U.S. Equity Fund (the “Existing Fund”), and one of its other series, and, with respect to Sections 5, 10(l), 11(c), 15 and 22 of the Agreement, Managers Investment Group LLC, a Delaware limited liability company (“Managers”), and, with respect to Sections 5, 8, 11(a), 15 and 22 of the Agreement, SouthernSun Asset Management, LLC, (“SouthernSun”), and, with respect to Section 11(b) of the Agreement, the Existing Trust, on behalf of itself. The Agreement describes a proposed reorganization (the “Reorganization”) to occur as of the date of this letter, pursuant to which the New Fund will acquire all of the assets of the Existing Fund in exchange for shares of beneficial interest in the New Fund (the “New Fund Shares”) and the assumption by the New Fund of all of the liabilities of the Existing Fund following which the New Fund Shares received by the Existing Fund will be distributed by the Existing Fund to its shareholders in liquidation and termination of the Existing Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Sections 9(f) and 10(f) of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

The Existing Fund is a series of the Existing Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of the Existing Fund are redeemable at net asset value at each shareholder’s option. The Existing Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

March 31, 2014

The New Fund is a series of the New Trust, which is registered under the 1940 Act as an open-end management investment company. Shares of the New Fund are redeemable at net asset value at each shareholder’s option. The New Fund will elect to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Prospectus/Proxy Statement dated January 28, 2014, and such other items as we have deemed necessary to render this opinion. In addition, each of the Existing Fund and the New Fund has provided us with a letter dated as of the date hereof (collectively, the “Representation Letters”), representing as to certain facts, occurrences and information upon which each of the Existing Fund and the New Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete.

Based on and subject to the foregoing and subject to the final paragraph hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)	The Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code, and the Existing Fund and the New Fund will each be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	No gain or loss will be recognized by the Existing Fund upon (a) the transfer of its assets to the New Fund in exchange for the New Fund Shares and the assumption by the New Fund of all liabilities of the Existing Fund or (b) the distribution of the New Fund Shares by the Existing Fund to its shareholders in liquidation;

(iii)	No gain or loss will be recognized by the New Fund upon receipt of the assets of the Existing Fund in exchange for the New Fund Shares and the assumption by the New Fund of all liabilities of the Existing Fund;

(iv)	The tax basis in the hands of the New Fund of the assets of the Existing Fund transferred to the New Fund in the Reorganization will be the same as the tax basis of such assets in the hands of the Existing Fund immediately prior to the transfer;

March 31, 2014

(v)	The holding periods of the assets of the Existing Fund in the hands of the New Fund will include the periods during which such assets were held by the Existing Fund;

(vi)	No gain or loss will be recognized by Existing Fund shareholders upon the exchange of their shares of the Existing Fund for the New Fund Shares;

(vii)	The aggregate tax basis of the New Fund Shares each Existing Fund shareholder receives in the Reorganization will be the same as the aggregate tax basis of the Existing Fund shares exchanged therefor;

(viii)	The holding period for the New Fund Shares each Existing Fund shareholder receives in the Reorganization will include the period for which the shareholder held the Existing Fund shares exchanged therefor, provided that the shareholder held such Existing Fund shares as capital assets on the date of the exchange; and

(ix)	The New Fund will succeed to and take into account the items of the Existing Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

Our opinion is based on the Code, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP